CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. §200.83 BY PROTEON THERAPEUTICS, INC.

SECTIONS MARKED WITH AN *** OMIT CONFIDENTIAL INFORMATION DELIVERED TO THE SEC’s DIVISION OF CORPORATION FINANCE IN AN UNREDACTED COPY OF THIS LETTER PURSUANT TO 17 C.F.R. § 200.83.

Via EDGAR

September 26, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:  Jeffrey P. Riedler

Re:                             Proteon Therapeutics, Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted June 25, 2014

(CIK No. 0001359931)

Ladies and Gentlemen:

On behalf of Proteon Therapeutics, Inc. (the “Company”), we submit this letter and the following information in response to comment 11 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 22, 2014, relating to the Company’s Draft Registration Statement on Form S-1 (CIK No. 0001359931) submitted confidentially to the Commission on June 25, 2014 (the “Draft Registration Statement”).  We are providing to the Staff by overnight delivery, a courtesy copy of this letter.

For the convenience of the Staff, the paragraph below corresponds to the numbered comment in the Staff’s letter. The Staff’s comment is presented in italics and is followed with the Company’s response.

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SECTIONS MARKED WITH AN *** OMIT CONFIDENTIAL INFORMATION DELIVERED TO THE SEC’s DIVISION OF CORPORATION FINANCE IN AN UNREDACTED COPY OF THIS LETTER PURSUANT TO 17 C.F.R. § 200.83.

General

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates Stock-Based Compensation, page 71

11.                               Please note the following once your IPO price has been determined:

•                                          Please provide us a quantitative and qualitative analysis explaining the difference between the estimated offering price and the latest common stock valuation.

•                                          Please confirm that no additional equity issuances were made subsequent to the latest balance sheet date or provide additional disclosure in that regard.

•                                          We may have additional comments on your accounting for stock compensation once you have disclosed an estimated offering price.

Response:

In response to the Staff’s comment, the Company will address the above bullets in turn.

On August 28, 2014, the Company submitted to the Staff a supplemental letter indicating the Company’s estimated offering price range.  In that letter, the Company estimated, based in part on advice and input recently received from its underwriters, that the public offering price per share of the offering will be between $*** and $*** (before giving effect to a 1-for-*** reverse stock split of all outstanding shares of the Company’s common stock that the Company plans to implement prior to effectiveness of the Registration Statement).  The Company advises the Staff that it presently estimates that the public offering price per share for the offering pursuant to the Registration Statement on Form S-1 now publicly filed with the Commission on September 16, 2014 (File No. 333-198777) (the “Registration Statement”), will be between $*** and $*** (the “Preliminary Price Range”) (before giving effect to a 1-for*** reverse stock split of all outstanding shares of the Company’s common stock that the Company plans to implement prior to effectiveness of the Registration Statement and $*** and $*** after giving effect to the 1-for-*** reverse split), considering information currently available and current market conditions.  Given the volatility of the

CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. §200.83 BY PROTEON THERAPEUTICS, INC.

SECTIONS MARKED WITH AN *** OMIT CONFIDENTIAL INFORMATION DELIVERED TO THE SEC’s DIVISION OF CORPORATION FINANCE IN AN UNREDACTED COPY OF THIS LETTER PURSUANT TO 17 C.F.R. § 200.83.

public trading markets and the uncertainty of the timing of the offering, the actual price range to be included in a subsequent pre-effective amendment to the Registration Statement has not yet been determined.  The Company advises the Staff, however, that the final range to be included in a pre-effective amendment to the Registration Statement will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The Company notes that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between the Company and the underwriters. Among the factors that were considered in setting this range were the following:

•                  an analysis of the typical valuation ranges seen in recent IPOs for companies in the biotechnology industry;

•                  the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•                  an assumption that there would be a receptive public trading market for a pre-commercial biotechnology company such as the Company; and

•                  an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by prospectus included in the Registration Statement.

The Company’s latest common stock valuation was as of April 1, 2014.  In conducting this valuation, management, the board of directors and the Company’s independent, third-party valuation specialist (the “Specialist”) considered all objective and subjective factors believed to be relevant.  The valuation included the best estimate of business conditions, prospects and operating performance at the valuation date.  Other significant factors considered included:

•                  The Company’s stage of development and business strategy and the material risks related to the business and industry;

•                  The status of the Company’s research and development efforts;

•                  The composition of, and changes to, the management team and board of directors;

•                  The prices of the preferred stock sold to outside investors in arm’s length transactions, and the rights, preferences and privileges associated with the

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preferred stock as compared to the common stock, including the liquidation preferences of the preferred stock;

•                  The lack of liquidity of the common stock;

•                  The recent pricing and valuation of publicly traded companies in the life sciences and biotechnology sectors;

•                  The likelihood of achieving a liquidity event for the holders of common stock and stock options, such as an IPO, or a sale of the Company, given prevailing market conditions;

•                  The state of the IPO market for similarly situated privately held biotechnology companies; and

•                  Any external market conditions affecting the life sciences and biotechnology industry sectors.

Additionally, in determining the fair value of common stock at this valuation date, the Company employed a hybrid of the Probability-Weighted Expected Return Method (“PWERM”) and the Option-Pricing Method (“OPM”).  The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available, as well as the economic and control rights of each share class.  Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class.  The values of the preferred and common stock are inferred by analyzing these options.  The Company’s Specialist assisted management and the board of directors in determining the fair value, taking into account the expected pricing of the Series D financing.  In the hybrid method, two scenarios were considered:  an IPO, using the PWERM and a second scenario where the form and pricing of a liquidity event is uncertain.  For this second scenario, the OPM is used to allocate equity value. The hybrid back solve method was used at the valuation date the term sheet for the Company’s Series D financing was finalized and the financing, expected to close April 30, 2014 (which ultimately closed in May 2014 at a per share purchase price of $0.588656, or $*** per share after giving effect to the 1-for-*** reverse split), was considered a better indicator of value (i.e., third party evidence of value given that the Series D financing involved a significant outside investor) than a value based solely on estimates of potential future liquidity events.  The PWERM using an IPO exit was used because at the valuation date the Company’s management and the board of directors assessed that an IPO in September 2014 was possible.

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Based on these factors and methodologies, management and the board of directors determined that the common stock had a fair value of $0.31 per share at April 1, 2014 ($*** per share after giving effect to the 1-for-*** reverse split).  The Company notes that on June 24, 2014, the Company granted 8,375,000 options to purchase common stock with an exercise price of $0.31.  The $0.31 exercise price reflects the valuation of common stock as of April 1, 2014, as the Company’s management and the board of directors determined there was no substantive change in the business between the two dates and considering that the April 1, 2014 valuation was based upon the May 13, 2014 Series D financing and that there had been no other changes in the significant assumptions used within the April 1, 2014 valuation.

The Company believes that the difference between the fair value of its common stock as of April 1, 2014 and the midpoint of the Preliminary Price Range is the result of the following factors:

•                  The Preliminary Price Range is based on a single outcome that by definition is not probability weighted—a successful IPO in the near term. By contrast, the estimated fair value of the common stock as of April 1, 2014, was determined, in part, based on the PWERM methodology, a probability-weighted approach that incorporates the potential for alternative liquidity events and other outcomes.

•                  As of April 1, 2014, the Company’s management and the board of directors assessed the probability (40%) of an IPO in September 2014.  On June 25, 2014, the date of the filing of the Draft Registration Statement, management’s probability estimate remained the same.  The filing was driven in large part by the JOBS Act’s reduced reporting requirements for emerging growth companies and allowance for confidential S-1 submission thereby reducing the cost and risk of a failed IPO effort, and not a perceived increase in probability at that time.  Additionally at the time of filing the Draft Registration Statement, there was a perceived relative weakness of the biotechnology IPO market in the months prior to the filing date.  (This perception was supported by the fact that in the first quarter of 2014, approximately 73% of biotech IPOs priced in or above their range, but by the second quarter only 38% did.  Furthermore, there were 26 biotech IPOs in the first quarter of 2014, but there were only 13 in the second, 40% of which occurred in the last two weeks of June; all suggesting a more challenging market during a good part of the second

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SECTIONS MARKED WITH AN *** OMIT CONFIDENTIAL INFORMATION DELIVERED TO THE SEC’s DIVISION OF CORPORATION FINANCE IN AN UNREDACTED COPY OF THIS LETTER PURSUANT TO 17 C.F.R. § 200.83.

quarter.)  The Preliminary Price Range reflects an increase in the IPO probability based upon changes in market interest for biotech IPOs like the Company.

•                  The Preliminary Price Range assumes the conversion of all shares of preferred stock into common stock and resultant elimination of all preferred stock preferences over the common stock, as well as other superior rights, prior to an IPO.

•                  The Preliminary Price Range represents a price for shares of common stock that are immediately salable in a public market.  The estimated fair value of the common stock on April 1, 2014 and June 25, 2014 represented a contemporaneous estimate of the fair value of illiquid shares that would remain restricted from public sale for a substantial period of time after the completion of an IPO and the associated discount for lack of marketability.

•                  In the third quarter of 2014, the Company initiated the first of two Phase 3 clinical trials of its product candidate PRT-201 and is seeing a more encouraging pace of enrollment than anticipated.

While the Company believes the Preliminary Price Range is reasonable, the actual price of the offering, if successful, will be determined by a constantly changing market and actual investor demand.

In response to the Staff’s comment, the Company respectfully advises the Staff that there have been no additional equity issues made since the latest balance sheet date, June 30, 2014, as filed with the Registration Statement.

In connection with our responses set forth in this letter, the Company acknowledges that:

•                the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. §200.83 BY PROTEON THERAPEUTICS, INC.

SECTIONS MARKED WITH AN *** OMIT CONFIDENTIAL INFORMATION DELIVERED TO THE SEC’s DIVISION OF CORPORATION FINANCE IN AN UNREDACTED COPY OF THIS LETTER PURSUANT TO 17 C.F.R. § 200.83.

•                the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Proteon Therapeutics, Inc. respectfully requests that the information contained in this response be treated as confidential information and that the Commission provide timely notice to George Eldridge, Chief Financial Officer, Proteon Therapeutics, Inc., 200 West Street, Waltham, MA 02451, (617) 890-0102, before it permits any disclosure of the omitted information in this letter.

Please contact me at (617) 951-8574 or George Eldridge, Chief Financial Officer at the Company, at (617) 890-0102 x1026 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ William S. Perkins

William S. Perkins

cc:                                Christina De Rosa, U.S. Securities and Exchange Commission

John Krug, U.S. Securities and Exchange Commission

Sasha Parikh, U.S. Securities and Exchange Commission

James Rosenberg, U.S. Securities and Exchange Commission

George Eldridge, Proteon Therapeutics, Inc.

Julio E. Vega, Bingham McCutchen LLP